JARDINE STRATEGIC HOLDINGS LIMITED
Securities and Exchange Commission File No. 82-3085

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

23rd September 2005

05011651

Securities & Exchange Comn
Office of Int'l Corporate Finar
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Jardine Strategic Holdings Limited
<u>2005 Interim Dividend – Scrip Dividend</u>

We enclose for your information a notification dated 23rd September 2005 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

<u>Encl</u>

Regulatory Announcement

Go to market news section

Company	Jardine Strategic Hldgs Ld
TIDM	JDS
Headline	Dividend
Released	11:05 23-Sep-05
Number	6748R

JARDINE STRATEGIC HOLDINGS LIMITED

2005 INTERIM DIVIDEND

Please be advised of the following in respect of the scrip election for the 2005 interim dividend of the above Company:

Interim Dividend Per Share	Market value of the shares for calculating the Scrip Entitlement (1) (per share)	Scrip Entitlement Multiple (2)
US cents 5.00	US$10.24	204.8

Note:

(1) Average closing prices of the Company's shares on the Singapore Exchange Securities Trading Limited for the five trading days up to and including 22nd September 2005.

(2) Based on the interim dividend per share.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Strategic Holdings Limited

23rd September 2005

www.jardines.com

END

Close